Mail Stop 4561

April 29, 2008

Shantanu Narayen, President and CEO
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
Also via facsimile at: (408) 537-6000

> **Re: Adobe Systems Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Filed January 24, 2008**
> **File No. 000-15175**

Dear Mr. Narayen:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2007

Item 7. Management's Discussion and Analysis, page 51

Results of Operations, page 55

1. We note instances where you have identified two or more sources of a material change in results of operations without quantifying the contribution for each source. We note the following as examples:

- the $461.0 million increase in revenue from your Creative Solutions segment in fiscal year 2007 compared to fiscal year 2006, primarily due to the launch of the English versions of your CS3 family of products in the second quarter of fiscal 2007 and the release of localized versions of the CS3 family of products in the third quarter of fiscal 2007, page 56; and

- the $64.3 million increase in revenue from your Knowledge Worker Solutions segment for fiscal year 2006 compared to fiscal year 2005, due to continued adoption of your Acrobat family of products and the launch of Acrobat 8 during the fourth quarter of fiscal 2006, as well as the addition of new products related to the acquisition of Macromedia, page 57.

Tell us what consideration you gave to quantifying the extent of contribution of each source of a material change pursuant to the requirements of Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your discussion.

Item 9A. Controls and Procedures, page 120

2. We note the statement in your Form 10-K, as well as in your Form 10-Q for the quarter ended February 29, 2008, that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the periods covered by the above-referenced reports. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at the reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Exhibits

3. We note the disclosures throughout your filing that you rely significantly on distributors, and that sales through each of Ingram Micro and Tech Data accounted for at least 10% of net revenue for each of your last three fiscal years. However, there is no distribution agreement or similar contract with either Ingram Micro or Tech Data listed on the exhibit index to your annual report. Please provide us with an analysis as to why you have determined that your agreements,

if any, with these distributors do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 31

Elements of Compensation, page 34

4. Please tell us why you have not provided quantitative disclosure of the terms of the historical performance targets utilized in determining cash incentive compensation for your executive officers for fiscal year 2007. For example, you have not disclosed the specific targets for revenue, "Adjusted Revenue" and "EBP Adjusted Non-GAAP Operating Profit" that were used as bases for awarding cash bonuses to your executive officers in fiscal 2007. Quantitative disclosure of the terms of the historical performance targets relating to the 2007 and 2006 performance share programs for your executive officers should also be provided. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you should also provide a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. In her absence, please call David Orlic, Special Counsel, at (202) 551-3503. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director